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                                                                 Exhibit (a)(1)

      THE STANLEY WORKS TO OFFER TO ACQUIRE FRISCO BAY INDUSTRIES LTD. FOR U.S. $15.25 PER SHARE CASH; TRANSACTION VALUED AT U.S. $45.3 MILLION

    Leading Canadian Provider Of Security Integration Services Significantly
           Strengthens Stanley Security Solutions' Presence In Canada

New Britain, Connecticut, January 20, 2004 ... The Stanley Works (NYSE: SWK) and Frisco Bay Industries Ltd. (NASDAQ: FBAY) today jointly announced that they have entered into an agreement whereby a subsidiary of Stanley will make offers to acquire 100% of the outstanding share capital of Frisco Bay. The offers are expected to commence shortly and to close before the end of the first quarter of 2004. UBS Investment Bank is advising Stanley and USBX Advisory Services, LLC is advising Frisco Bay on the transaction.

Under the terms of the agreement, Frisco Bay shareholders will receive U.S. $15.25 in cash for each share of common stock and each share of Class A common stock of Frisco Bay. The transaction is valued at approximately U.S. $45.3 million, representing a premium of approximately 33% over the closing price of Frisco Bay's common stock of U.S. $11.50 on the last trading date preceding this announcement, and a premium of approximately 38% over the average closing price of U.S. $11.08 for the twenty trading days preceding this announcement.

All directors, other than members of the Frisco Bay special committee formed to evaluate the transaction, and all executive officers of Frisco Bay together with all the holders of Frisco Bay's Class A common stock, including members of senior management, have entered into agreements to tender their shares in response to Stanley's offers, representing approximately 30% of the outstanding common shares of Frisco Bay on a fully-diluted basis, including the Class A common stock on an as-converted basis. The offers will be subject to certain conditions, including that two-thirds of the shares of common stock on a fully diluted basis and all of the outstanding shares of Class A common stock be tendered and that all necessary regulatory approvals are obtained.

The Board of Directors of Frisco Bay has received an opinion from its financial advisor, USBX Advisory Services, LLC, that the Stanley offers are fair, from a financial point of view, to its shareholders. The Frisco Bay Board has unanimously approved the transaction and resolved to recommend that Frisco Bay's shareholders accept Stanley's offers.

If the offers are successful, Frisco Bay will become part of Stanley's security solutions business. Headquartered in St. Laurent, Quebec, Canada, Frisco Bay is a leading Canadian integrator of security solutions, with annual sales of approximately U.S. $40 million and employment of about 200 people, mostly in Canada. The company designs, develops, markets and installs self-service and financial transaction processing and integrated security systems predominantly for financial institutions, government agencies and major industrial corporations. Like Stanley Security Solutions in the U.S., Frisco Bay has a direct-to-end-user business model and provides service and support for its products and systems to a large installed base, generating recurring revenue streams in Canada.

James M. Loree, Executive Vice President & Chief Financial Officer, commented:
"In 2002 we took a major step toward the development of our security solutions platform with the acquisition of Best Access Systems. The addition of Frisco Bay would significantly strengthen its presence in





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Canada and, together with the recently announced proposed acquisition of Blick plc, would begin to enable Stanley's security business to offer its customers security solutions on a global basis."

Barry Katsof, Chairman and Chief Executive Officer of Frisco Bay, commented:
"This is great news for Frisco Bay shareholders, and it's exciting for our customers and employees. Stanley, with its extensive resources and commitment to the security business, will enable us to take our business to the next level."

Stanley expects the acquisition to be immediately accretive to earnings per fully diluted share in the first twelve months following completion of the transaction. The first-year return on capital employed from this transaction is expected to be within the company's targeted range. These statements should not be taken to mean that Frisco Bay's earnings per share for 2004 and subsequent periods will be higher than that of prior periods.

Mr. Loree added: "We are very excited about the recently announced transaction which will enhance the company's position in attractive growing markets. Now the time has come to focus on successfully integrating these companies into Stanley as we did with Best Access Systems in 2003."

The Stanley Works, an S&P 500 company, is a worldwide supplier of tools, hardware and door systems for professional, industrial and consumer use.

Frisco Bay is an international provider of security systems and equipment for financial institutions, government agencies and major industrial corporations.

The offers described in this press release have not yet commenced, and this press release does not constitute an offer to purchase or a solicitation of an offer to sell any securities. At the time the expected tender offers are commenced, Stanley will file a tender offer statement with the U.S. Securities and Exchange Commission and mail and file offer materials as required by Canadian and U.S. laws, and Frisco Bay will also file required solicitation / recommendation materials. The tender offer materials will contain important information and shareholders of Frisco Bay should read this information carefully before making any decision about the tender offers.

The tender offer materials, certain other offer materials and the solicitation / recommendation materials will be sent to all shareholders of Frisco Bay free of charge and will also be available free of charge on the SEC's website at www.sec.gov and the CSA's website at www.sedar.com. The offers will remain open for 35 days from the date that the offer materials are mailed.


                                #################

Contacts:

The Stanley Works
-----------------
Gerry Gould
Vice President, Investor Relations
(860) 827-3833 or ggould@stanleyworks.com

Frisco Bay Industries Ltd.
--------------------------
Robert Gagnon
Vice President - Finance & Information Technology
(514) 738-7300 or robertg@friscobay.com






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The Stanley Works corporate press releases are available under Financial News in the Investor Relations section of the company's corporate web site at www.stanleyworks.com.

The Frisco Bay Industries Ltd. corporate press releases are available in the Investor Centre section of the company's corporate web site at www.friscobay.com.


            Cautionary Statement Regarding Forward Looking Statements

Stanley: All of the statements in this press release, other than historical facts, are forward looking statements made in reliance upon the safe harbor of the Private Securities Litigation Reform Act of 1995. As a general matter, forward looking statements are those focused upon anticipated events or trends and expectations and beliefs relating to matters that are not historical in nature. Such forward looking statements are subject to uncertainties and factors relating to Stanley's operations and business environment, all of which are difficult to predict and many of which are beyond the control of Stanley. These uncertainties and factors could cause actual results to differ materially from those matters expressed in or implied by such forward-looking statements. The following uncertainties and factors, among others, could affect future performance and cause actual results to differ materially from those expressed in or implied by forward looking statements: (i) the satisfaction or, where applicable, waiver of the conditions to which the offer is subject within anticipated time frames; (ii) the successful integration of the acquired business and other acquisitions with Stanley's existing businesses and to realize the related financial benefits in a timely manner; (iii) the success of Stanley's efforts to decentralize its operations functions, primarily into its Tools and Access Solutions business groups; (iv) the success of Stanley's efforts to reduce its workforce and close certain facilities, including the resolution of any labor issues related to such activities, payments related to such activities, the need to respond to significant changes in product demand while any facility consolidation is in process and other unforeseen events; (v) the success of Stanley's efforts to restructure its Mac Tools organization in order to return it to profitability, including without limitation, Stanley's ability to liquidate certain Mac Tools assets at a satisfactory price; (vi) the success of Stanley's marketing and sales efforts, including Stanley's ability to recruit and retain an adequate sales force; (vii) continued improvements in productivity and cost reductions; (viii) the continued improvement in the payment terms under which Stanley buys and sells goods, materials and products;
(ix) the ability to attract and retain quality management personnel; (x) Stanley's ability to fulfill demand for its products in a timely manner; (xi) the absence of increased pricing pressures from customers and competitors and the ability to defend market share in the face of price competition; (xii) Stanley's ability to identify and engage a successor CEO on a timely basis;
(xiii) the continued success of The Home Depot, Lowe's and Wal-Mart sales initiatives as well as other programs to stimulate demand for Stanley products;
(xiv) the ability of the sales force to adapt to changes made in the sales organization and achieve adequate customer coverage; (xv) the continued ability to effectively manage and defend litigation matters pending, or asserted in the future, against Stanley.

Stanley's future performance will also be affected by other external factors. These external factors include pricing pressure and other changes within competitive markets, the continued consolidation of customers in consumer channels, inventory management pressures of Stanley's customers, increasing competition, changing demand for Stanley's products, changes in trade, monetary, tax and fiscal policies and laws, inflation, currency exchange fluctuations, the impact of dollar/foreign currency exchange and interest rates on the competitiveness of products and





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Stanley's debt program, the strength of the U.S. economy and the strength of foreign currencies, including but not limited to the Euro, and the impact of events that cause or may cause disruption in Stanley's distribution and sales networks such as war, terrorist activities, political unrest and recessionary or expansive trends in the economies of the world in which Stanley operates.

Stanley does not undertake, and hereby disclaims, any duty to update these forward-looking statements, even though its situation and circumstances may change in the future.

Frisco Bay: Statements made in this press release, other than historical financial results, are forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. These statements express the current beliefs and expectations of Frisco Bay's management group about Frisco Bay's future results and performance. However, they are subject to a number of known and unknown risks that could cause actual results to differ materially from those projected or implied in forward-looking statements. These risks and uncertainties are described in detail from time to time in Frisco Bay's filings with the Securities and Exchange Commission.